NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JANUARY 2009 DISTRIBUTION AND REVISED CAPITAL BUDGET

Calgary, AB – January 20, 2009 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) herein announces that its distribution to be paid on February 17, 2009 in respect of income received by PET for the month of January 2009, for Unitholders of record on January 30, 2009, will be $0.07 per Trust Unit. The ex-distribution date is January 28, 2009. The January 2009 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $13.194 per Trust Unit.

The Trust also confirms that there will continue to be no Trust Units available under its Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") for the Trust’s January distribution payable on February 17, 2009 and until further notice. Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will receive cash distributions on the payment date. Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP. PET’s distribution policy remains unchanged.

Natural gas prices continue to be highly volatile. PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies. Financial and physical natural gas forward sales positions (net of related financial and physical fixed-price natural gas purchase contracts) at January 20, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	Price ($/GJ) (1)	Current Forward Price ($/GJ) (2)	Term
Financial	81,000		7.18		February – March 2009
Physical	2,500		8.37		February – March 2009
Period Total	83,500	43	7.96	5.27	February – March 2009
Financial	82,500		7.87		April – October 2009
Period Total	82,500	43	7.87	5.33	April – October 2009
Financial	85,000		8.41		November 2009 – March 2010
Period Total	85,000	44	8.41	6.98	November 2009 – March 2010
Financial	87,500		7.46		April – October 2010
Period Total	87,500	45	7.46	6.94	April – October 2010
Financial	52,500		8.13		November 2010 – March 2011
Period Total	52,500	27	8.13	7.85	November 2010 – March 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.  Included in the February – March 2009 volume summaries is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. As the current AECO forward price is below the floor of the collar, the floor price is used in the weighted average price calculation.

(2)

Average AECO forward price for January through December 2009 as at January 20, 2008 is $5.59 per GJ.

(3)

Calculated using 194 MMcf/d and includes actual and gas over bitumen deemed projected production volumes.

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	StrikePrice ($/GJ) (1)	Current Forward Price ($/GJ) (2)	Term
Sold Call	5,000		8.50		November 2009 – March 2010
Period Total	5,000	3%	8.50	6.98	November 2009 – March 2010
Sold Call	5,000		7.75		April – October 2010
Period Total	5,000	3%	7.75	6.94	April – October 2010
Sold Call	12,500		9.00		November 2010 – March 2011
Period Total	12,500	6%	9.00	7.85	November 2010 – March 2011

Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and cash flow projections for 2009, the revised level of distribution represents a payout ratio of approximately 50 percent for 2009. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities. The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.

The Board of Directors of the Trust has revised downward its operating and capital budget for 2009. PET is now budgeting for a base capital expenditure program of $87 million for 2009, down from its previous budget of $113 million and expects to spend approximately $40 million in the first quarter. The remaining $47 million is planned to begin after break-up and continue through the second half of the year. PET plans to review capital expenditure on a regular basis as gas prices and the current economic climate remain highly volatile. PET has pre-planning work in place to scale back up to the original $113 million budget should natural gas prices and other factors support an expanded capital program or scale back further as dictated by commodity prices.

Incorporating the anticipated results from the revised capital budget program, PET expects natural gas production of 170 to 175 MMcfe/d. Based on the current forecast for natural gas prices incorporating the Trust’s forward sales contracts, PET forecasts that the 2009 capital program and distributions will be funded entirely through 2009 funds flow.

Outlook and Sensitivities

Natural gas prices at both AECO and NYMEX trading hubs have continued to trend lower as the North American gas market is balancing its oversupply situation coupled with demand destruction related to the weakness in the U.S., Canadian and other global economies. The recent strength of the US dollar relative to the Canadian dollar has leveled off this trend for Canadian gas prices at AECO.

At current AECO forward prices of $5.59 per GJ for 2009, the Trust’s revised monthly distribution level and its revised capital expenditure program can be funded completely through funds flow. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the revised monthly distribution of $0.07 per Trust Unit for 2009 at certain AECO natural gas price levels and incorporating the Trust’s current financial hedges and physical forward sales contracts as well as production additions forecast from PET’s $87 million adjusted capital budget.

	Average AECO Monthly Index Gas Price - 2009 ($/GJ)
Funds flow sensitivity analysis	$5.00	$6.00	$7.00	$8.00	$9.00
Realized gas price (1) ($/Mcfe)	6.56	7.21	7.85	8.50	9.15
Funds flow (2) ($million)	175	202	222	244	271
Funds flow (2) ($million/month)	14.6	16.8	18.5	20.4	22.6
Per Trust Unit ($/Unit/month)	0.129	0.148	0.164	0.180	0.200
Payout ratio (2) (%)	54	47	43	39	35
Ending net bank debt ($million)	294	268	248	226	199
Ending net total debt ($million)	523	497	477	455	428
Ending net total debt to funds flow ratio (3) (times)	3.0	2.5	2.1	1.9	1.6

(1)

PET’s weighted average forward price on an average of 80,800 GJ/d for 2009 is $7.85 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net total debt (including convertible debentures) divided by estimated 2009 annual funds flow.

The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of production levels, operations, cash flows, capital spending plans and payout ratios, and future plans and operations may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor